Exhibit 1.02

Orbotech Ltd.

Conflict Minerals Report

For The Year Ended December 31, 2013

Company and Products Overview

Orbotech Ltd. (the “Registrant”, the Company or “Orbotech”) is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for the supply chain of the electronics industry. The Company’s products include automated optical inspection (“AOI”), automated optical repair (“AOR”), imaging and production systems used in the manufacture of printed circuit boards (“PCB”s) and other electronic components and AOI, test, repair and process monitoring systems used in the manufacture of flat panel displays (“FPD”s). The Company also markets computer-aided manufacturing (“CAM”) and engineering solutions for PCB production. In addition, through Orbograph Ltd. (“Orbograph”), the Company develops and markets character recognition solutions to banks, financial and other payment processing institutions; and, through Orbotech LT Solar, LLC (“OLTS”), is engaged in the research, development and marketing of products for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels. The Company continues to develop technologies for use in other applications both within and outside the electronics industry. The Company derives a significant portion of its revenues from the service and support of its substantial installed base of products. In this report on Form SD, references to the Registrant, the Company or Orbotech are, unless the context otherwise requires, intended to be to Orbotech Ltd. and its consolidated entities.

Introduction

This report on Form SD for the year ended December 31, 2013 (this “Report”) is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold (“Conflict Minerals”) and which are necessary to the functionality or production of their products. These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict. In preparing this Report, the Company has been guided by Release No. 34-67716 promulgated by the SEC in August 2012, the Frequently Asked Questions regarding Conflict Minerals issued by the Staff of the SEC on May 30, 2013 and April 7, 2014 and by the statement of the Director of the Division of Corporation Finance of the SEC on April 29, 2014.

Reasonable Country of Origin Inquiry

In connection with the implementation of the applicable provisions of the Dodd-Frank Act, Orbotech evaluated its current product lines and determined that Conflict Minerals were necessary to the functionality or production of products manufactured, or contracted to be manufactured, by it during 2013. Accordingly, it performed a reasonable country of origin inquiry (“RCOI”) to determine whether the Conflict Minerals actually used in such products originated from the Democratic Republic of the Congo or adjoining countries (collectively, the “Covered Countries”) and whether these Conflict Minerals did not come from recycled or scrap sources.

The RCOI consisted of sending letters to the Company’s manufacturers and direct suppliers explaining the Rule and referring those manufacturers and suppliers to online training materials and instructions. An initial risk-based applicability assessment process was undertaken by the Company to identify those manufacturers and direct suppliers that were considered most likely to have supplied products or components containing Conflict Minerals to Orbotech between January 1, 2013 and December 31, 2013. The list of manufacturers and suppliers generated through this process included 219 manufacturers and direct suppliers that, between them, accounted for over 80% of applicable expenditure by the Company on component costs for its products manufactured during 2013. The Company solicited information from these manufacturers and direct suppliers using the Conflict Minerals Reporting Template, an industry-standard template for conflict minerals reporting designed by the Global e-Sustainability Initiative (“GeSI”) and the Electronic Industry Citizenship Coalition (“EICC”), and received 101 completed responses (46%). The Company reviewed the responses received, followed up on responses that appeared to inconsistent, incomplete or inaccurate and sent reminders to suppliers that did not respond.

Based on the RCOI and information obtained through the above preliminary due diligence process, Orbotech concluded that it does not have sufficient information to determine the country of origin of the Conflict Minerals in its products and is therefore unable to rule out the possibility that Conflict Minerals used in its products originated, or may have originated, from the Covered Countries or that such Conflict Minerals may not have come from recycle or scrap sources.

The Company therefore undertook a due diligence investigation of the source and chain of custody of these Conflict Minerals and is filing this Conflict Minerals Report (the “CMR”) as an exhibit to this Specialized Disclosure Report. The CMR may also be accessed through the ‘Investors’ section of the Company’s corporate website at: www.orbotech.com.

Supply Chain Overview

Orbotech maintains and operates a complex and multi-level supply chain in which there typically exist numerous tiers between the Company and the smelters and refiners from which Conflict Minerals used in its products are extracted. Therefore, the Company necessarily relies on manufacturers and suppliers with which it has contractual relations to provide it with information as to the origin of Conflict Minerals contained in components and materials supplied to Orbotech included in the Company’s products.

Due Diligence Process

1.	Due diligence framework

In accordance with the Rule, the Company has undertaken due diligence investigations to attempt to determine whether or not those Conflict Minerals that are necessary to the functionality or production of its products were or were not ‘DRC Conflict Free’ (as that expression is defined in the Rule). The Company designed its due diligence measures, in all material respects, to conform as far as practicable with the internationally recognized due diligence framework prescribed by the Organization for Economic Cooperation and Development known as ‘Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD, 2013)’ and related supplements for Conflict Minerals (the “OECD Guidance”).

2.	Due diligence methodology and measures

In substantial conformance to the OECD Guidance, the Company has designed its Conflict Minerals due diligence program to: establish strong Company management systems; identify and assess risks in the supply chain; design and implement a strategy to respond to identified risks; rely upon cross-industry initiatives to conduct independent third-party audit of smelter/refiner diligence practices; and report on supply chain due diligence. The steps taken by the Company in each of these areas are described below:

(i) Establish strong Company management systems

The Company established internal management systems and structured internal cross functional teams to support the supply chain due diligence process. Business units participating in this process included operations, purchasing, standards compliance, corporate governance, business intelligence, finance, legal and corporate management.

In connection with its Conflict Minerals efforts the Company also adopted a Conflict Minerals policy (the “Policy”) which may be accessed at: http://www.orbotech.com/imgs/uploads/About%20Us/Conflict_Minerals_Policy.pdf. The Policy affirms Orbotech’s commitment to responsible sourcing and its support of global efforts to ensure responsible manufacturing processes with transparent sourcing of materials and describes, in general terms, the standards adopted by the Company in connection with Conflict Minerals.

The Company communicated its due diligence efforts to original electronic component manufacturers and suppliers accounting for over 80% of applicable expenditure by the Company on component costs for its products manufactured during 2013.

An additional aim in these initial communications was to seek the support and co-operation of these manufacturers and suppliers in the Company’s efforts in connection with Conflict Minerals.

These efforts have also been presented to the Company’s relevant business units such as Global Purchasing and Customer Support.

(ii) Identify and assess risks in the supply chain

The Registrant identified and assessed Conflict Minerals-related risks in its supply chain based initially on manufacturers and supplier characteristics, such as the geographical location of the manufacturer or supplier, the extent to which the Company is dependent upon any particular manufacturer or supplier or, conversely, the availability of alternative suppliers, the volume of spending during 2013 and whether or not the supplier is an SEC registrant. Based upon this analysis, the Company, for internal purposes primarily related to prioritizing the use of its resources in communication and response validation efforts in accordance with the level of risk, designated each manufacturer and supplier into a risk category: high, medium or low. All manufacturer and suppliers that are not SEC registrants were automatically designated as high risk.

(iii) Design and implement a strategy to respond to identified risks

To identify and assess the extent to which Conflict Minerals were used in its products in 2013, the Company engaged with an identified group of manufacturers and suppliers who, between them, accounted for over 80% of the Company’s applicable expenditure on component costs for its products manufactured during 2013 (and whose products were believed likely to contain Conflict Minerals). These manufacturers and suppliers were surveyed to determine whether the Conflict Minerals used in the Company’s products in 2013 were or were not DRC Conflict Free. In this initial survey these manufacturers and suppliers were requested to specify the country of origin of any Conflict Minerals used in the Company’s products manufactured during 2013 and to provide additional information in respect of the facilities used to process these Conflict Minerals. From the identified group of manufacturers and suppliers as a whole, the Company received responses containing the names and locations of smelters and refiners that process Conflict Minerals used in components provided by the Company’s manufacturers and suppliers covering approximately 46% of its expenditure on component costs for its products manufactured during 2013.

The Company initiated these supply-chain surveys with selected manufacturers and direct suppliers using the GeSI and EICC Template, to attempt to identify those smelters and refiners from which Conflict Minerals used in the Company’s products may have been derived. A comparison was made between the smelters and refiners that have received a ‘conflict free’ designation such as under the EICC/GeSI Conflict Free Smelter and those identified by direct suppliers within the Registrant’s supply-chain.

Those manufacturers and suppliers who did not respond to the Company’s initial approach were then contacted individually. When considered appropriate, manufacturers and suppliers were approached in languages other than English. In addition, some of the manufacturers and suppliers considered to be high risk were approached by the Company in a more individualized written form.

(iv) Rely upon cross-industry initiatives to conduct independent third-party audit of smelter/refiner diligence practices

As a ‘downstream’ consumer of Conflict Minerals, Orbotech is several steps removed from smelters and refiners which provide minerals and ores, and it does not perform audits of smelters and refiners within the supply chain independently. Orbotech’s due diligence efforts in this regard rely on cross-industry initiatives such as those led by the EICC and GeSI, to conduct smelter and refiner due diligence.

(v) Report on supply chain due diligence

Orbotech complies with the provision of Section 1502 of the Dodd-Frank Act by filing this Report and the CMR with the SEC and posting such Report and CMR on its publicly available corporate website at: www.orbotech.com.

3.	Smelters and refiners identified

Despite receiving responses from manufacturers and suppliers which included a listing of smelter or refiner names in their supply chain, the manufacturers and suppliers were unable to report with accuracy which smelters and refiners were part of the supply chain of the components that were sold to Orbotech in 2013. As a result, the Company was unable to disclose the facilities that processed the Conflict Minerals in such products.

4.	Country of origin determination

Orbotech’s efforts to determine the country of origin for the Conflict Minerals with the greatest possible specificity consisted of the due diligence measures described in this CMR. Based on information obtained through this due diligence process, the Company concluded that it does not have sufficient information to determine the country of origin of the Conflict Minerals in its products.